Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Richardson Electronics, Ltd.

40W267 Keslinger Rd

La Fox, IL 60147

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan of our reports dated August 3, 2020, relating to the consolidated financial statements, and the effectiveness of Richardson Electronics, Ltd. internal control over financial reporting appearing in the Company’s Annual Report on Form 10-K for the year ended May 30, 2020.

/s/ BDO USA, LLP

Chicago, Illinois

October 8, 2020

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.